UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 000-22161

Corgi International Limited
(Exact name of registrant as specified in its charter)
Unit 10, 16/F, Wah Wai Centre, 38-40 Au Pui Wan Street, Fotan, New Territories Hong Kong, S.A.R., China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 8

Index to Exhibits

Exhibit Number	Description

99.1
Press release, dated November 28, 2006. Corgi International Limited Announces Extraordinary General Meeting on December 20 to Approve Master Replicas Merger, Cards Acquisition and $17.6 million Equity Financing

99.2	Press release, dated December 20, 2006. Corgi International Limited Announces Shareholder Vote Reverse Stock Split, Divestiture, Acquisition, Management, Recapitalization and Share-related News

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: December 22, 2006	By:	/s/ George B. Volanakis
George B. Volanakis President and Chief Executive Officer